[Newmont Corporation Letterhead]

August 5, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Newmont Corporation

Registration Statement on Form S-4

Filed July 26, 2024

File No. 333-281025

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Newmont Corporation, (“Newmont”) and Newcrest Finance Pty Limited (“Newcrest Finance”), hereby request that the effectiveness of Newmont’s and Newcrest Finance’s above-referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m. EST on August 8, 2024, or as soon as practicable thereafter.

If you have any questions concerning the foregoing, please do not hesitate to contact Logan Hennessey at (303) 863-7414 with any questions or comments regarding this letter cc: Elodie Gal, Esq., Partner, White & Case LLP

Sincerely,
Newmont Corporation

/s/ Logan Hennessey
Name:	Logan Hennessey
Title:	Vice President, Deputy General Counsel and Corporate Secretary

Newcrest Finance Pty Limited

/s/ Stephen Cole
Name:	Stephen Cole
Title:	Director

/s/ Matthew Popham
Name:	Matthew Popham
Title:	Director

[Signature Page to Acceleration Request]